FORM 4

OMB APPROVAL

OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden
hours per response . . . 0.5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See Instruction 1(b).*

(Print or Type Responses)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
Cronin, Jr., Edmund B.	Pepco Holdings, Inc. (POM)		X Director	10% Owner
(Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 27, 2003	Officer (give title below)	Other (specify below)
Pepco Holdings, Inc. 701 Ninth Street, NW		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person	
(Street) Washington, DC 20068			Form filed by More than One Reporting Person	

(City)   (State)   (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock								1,227	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)
SEC 1474 (9-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Stock (1)	(2)	3/27/03		A		72.421784		(2)	NA	Common Stock	82.421784	(1)	11,383.323062	D	

Explanation of Responses:
   (1)   Acquired in consideration for services, with the number of shares of phantom stock calculated by dividing the amount of meeting fees and/or retainer payable ($1,250 per meeting or that portion of the annual retainer of $30,000 which the director elected to receive in phantom stock) by the market price of the PHI shares at the close of business two business days before the meeting or retainer payment date, respectively. At least one-half of the retainer is required to be paid in common stock or phantom stock.
   (2)   Phantom stock on a date specified or to be specified by the participant is settled in cash in an amount equal to the market price of the PHI common stock on the settlement date.

Edmund B. Cronin, Jr. by Ellen Sheriff Rogers, Attorney in Fact   3/28/03
                                    **Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
              see Instruction 6 for procedure.